UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Mundo Startel Expands Broadband Service Using Alvarion‘s® WiMAX™ Solution. Dated August 4th, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Mundo Startel Expands Broadband Service Using Alvarion’s®
WiMAX™ Solution

Companies expand wireless broadband services in Angola over the 3.6 GHz frequency band

Tel Aviv, Israel, August 4, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, and Mundo Startel today announced the expansion of WiMAX services throughout Angola. The network expansion using Alvarion’s BreezeMAX solution at the 3.6 GHz frequency band follows Mundo Startel’s decision to launch their fixed-line ISP operations.

Following previous successful deployments in Luanda, Mundo Startel and Alvarion continue to provide a cost-effective solution, empowering social care development programs such as e-Health and e-Learning. Mundo will provide internet access services to both enterprises and residential homes. This nationwide WiMAX network also provides access to remote businesses, fueling economic growth for the region.

“Broadband services are highly essential for the development of Angola’s growing population which currently stands at over 13 million. This project enhances the everyday life of people, and allows them access to new opportunities,” said Mr. Paulo Garcia, Managing Director of Mundo Startel. “We are happy to expand our partnership with Alvarion as we consider Alvarion as a strong partner who is helping us realize our ambition of providing a nationwide footprint for broadband. Alvarion’s leading market position along with a state of the art WiMAX solution made it a natural choice for this important project.”

Mundo Startel is partially owned by Telecom Namibia, along with a number of other local partners, who have committed to invest over $55 million in Angola to deploy 100,000 wireless lines providing voice and high speed data services in Luanda and throughout the country. The network encourages economic development, as it aims to expand the service nationwide, thus creating jobs for local residents.

“Angola’s demand for broadband connectivity coupled with the lack of wired infrastructure makes WiMAX technology an ideal solution for the country,” said Tzvika Friedman, president and CEO of Alvarion. “Alvarion is proud to continue supporting Mundo Startel in bringing broadband services to its customers. Alvarion’s widely deployed WiMAX solutions provide flexibility and scalability necessary to grow the networks overtime with the ability to continue adding tailored value added services.”

About Mundo Startel
Mundo Startel is a fully licensed Angolan telecommunications operator that satisfies voice and data connectivity needs for home owners, SMEs, Corporate and Government clients. Startel has invested in NGN technology at the data center in Luanda with POPs located in and around the city. The complete IP network has been built with carrier grade equipment, offering different service levels (QoS) for data and fixed line voice traffic.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.